SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

                    UNDER THE INVESTMENT COMPANY ACT OF 1940





                  CREDIT SUISSE COMMODITY RETURN STRATEGY FUND
                  --------------------------------------------
                            Exact Name of Registrant

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                            NOTIFICATION OF ELECTION

                  The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

                  Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 30th day of December 2004.

                  Signature:  CREDIT SUISSE COMMODITY RETURN STRATEGY FUND
                              (Name of Registrant)

                              By: /s/ J. Kevin Gao
                                  --------------------------------------
                                  Name:  J. Kevin Gao
                                  Title:    Vice President and Secretary


Attest: /s/ Michael A. Pignataro
        --------------------------------------------
        Name: Michael A. Pignataro
        Title: Treasurer and Chief Financial Officer